SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OFFICIAL PAYMENTS CORPORATION
(Name of Subject Company (Issuer))

KINGFISH ACQUISITION CORPORATION
a wholly owned subsidiary of Tier Technologies, Inc.
and
TIER TECHNOLOGIES, INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

676235 10 4
(CUSIP Number of Class of Securities)

JAMES L. BILDNER
TIER TECHNOLOGIES, INC.
1350 TREAT BLVD., SUITE 250
WALNUT CREEK, CA 94596
TELEPHONE: (925) 937-3950
FACSIMILE: (925) 937-3752

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

BRUCE R. DEMING, ESQ.
JACK G. MARTEL, ESQ.
FARELLA BRAUN + MARTEL LLP
235 MONTGOMERY STREET, 30TH FLOOR
SAN FRANCISCO, CA 94104
TELEPHONE: (415) 954-4400
FACSIMILE: (415) 954-4480

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒
    third-party tender offer subject to Rule 14d-1.

    ☐
    issuer tender offer subject to Rule 13e-4.

    ☐
    going-private transaction subject to Rule 13e-3.

    ☐
    amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

[TIER LOGO]
	FOR:	Tier Technologies, Inc. 1350 Treat Boulevard Suite 250 Walnut Creek, CA 94596
Official Payments Corporation Three Landmark Square Stamford, CT 06901
	CONTACT:	James L. Bildner, CEO, Tier Technologies 925-937-3950 Corey Cutler/Kirin Smith Morgen-Walke Associates 212-850-5600
Angelica Carey, VP, Official Payments 203-356-4250 Lindajean Cooney, Publicist 203-356-4204

TIER SIGNS AGREEMENT TO ACQUIRE OFFICIAL PAYMENTS CORPORATION
Expands Tier's Transaction Processing Business and Adds 1,200 Government Clients
Acquisition Expected to Be Accretive on a Pro Forma Basis for First Twelve Months
Tier Updates Fiscal 2002 and 2003 Guidance To Give Effect to the Acquisition

        Walnut Creek, CA and Stamford, CT-May 31, 2002-Tier Technologies, Inc. (Nasdaq: TIER) announced that it has entered into an agreement to acquire Official Payments Corporation (Nasdaq:OPAY), the country's leading provider of electronic payment options for more than 1,200 government entities. Official Payments reported revenue of approximately $32 million for the twelve month period ended March 31, 2002.

        Official Payments currently provides payment systems for 21 states and 1,200 counties and municipalities across the country. During calendar year 2001, Official Payments processed more than one million transactions totaling over $1.2 billion in tax and fee payments, and is a primary credit card payment partner of the Internal Revenue Service (IRS). Official Payments is currently the only company to offer consumers the ability to make integrated federal, state and local tax payments. The company's services enable consumers to pay their government taxes, fees, fines and utility bills by credit card, via the Internet and by telephone.

        The all-cash transaction is structured as a $3.00 per share cash tender offer and is expected to commence within the next two weeks. Tier anticipates a purchase price of approximately $74.5 million, excluding acquisition-related costs. The parties expect the transaction to be completed by early August 2002.

        "The acquisition of Official Payments is very synergistic with Tier," said James L. Bildner, Tier's Chairman and Chief Executive Officer. "It adds 1,200 state and local government clients, a new major contract with the IRS, a proven proprietary platform and a state-of-the-art data center to our business.    Equally important, the acquisition brings our transaction processing business to a new level by adding new revenue streams from state and local taxes, fees, fines, utility payments and more. We also see an opportunity to pursue similar electronic transaction payment processing business in other commercial areas such as tuition and utility payment processing. In addition, Tier expects to offer Official Payments' clients the benefit of Tier's consulting expertise in systems design and development and other transaction-based financial consulting services which Official Payments previously could not offer," he commented.

        "By joining forces with Tier, we believe that Official Payments gains the ability to move to a new level of revenue and earnings growth," said Thomas R. Evans, Chairman and Chief Executive Officer of Official Payments. "Tier can leverage Official Payments' outstanding technology platform and our in-depth knowledge of electronic payment options across many of Tier's vertical markets. As the credit card payment provider for seven of the 10 largest tax collecting entities in the U.S., Official Payments has set the standard in efficient electronic collections, and this experience can be brought to many of Tier's existing clients whom we currently do not serve," he noted.

        It is expected that Tier will retain the Official Payments brand, as well as its existing sales, marketing, engineering and customer service operations and data center.

        In addition to building upon Tier's existing strengths in the state and local government markets, Official Payments brings Tier a new line of federal business. Official Payments began providing its services to the IRS for the payment of individual income taxes in 1999. This month, Official Payments announced that the IRS had awarded the company a new contract to collect and process individual income tax payments by credit card. The contract authorizes Official Payments to provide a service enabling taxpayers to make a variety of personal income tax payments with their Visa, American Express, MasterCard and Discover credit cards. In calendar year 2001, the Internet and telephone payment services operated by Official Payments successfully processed more than 225,000 federal tax payments totaling nearly $800 million, representing an 87% market share of credit card payments made to the IRS.

        Pursuant to the agreement announced today, a wholly-owned subsidiary of Tier has agreed to commence a cash tender offer to acquire all the outstanding shares of Official Payments common stock. It is expected that all shares not purchased in the tender offer will be converted into the right to receive $3.00 per share in a second-step merger following the tender offer. The transaction, which has been approved by both companies' boards of directors, is contingent upon the tender of at least a majority of the Official Payments shares on a fully diluted basis, excluding options not exercisable at the time the tender offer is consummated, and certain other regulatory and closing conditions. As part of the agreement, Tier has support letters from shareholders representing approximately 63% of the current outstanding stock of Official Payments.

OUTLOOK

        James L. Bildner, Tier's Chairman and Chief Executive Officer, commented:

        "Excluding the amortization of acquired intangibles and certain transition and integration costs, Tier expects the acquisition of Official Payments to be accretive for the first twelve months following the close of the acquisition on a pro forma diluted earnings per share basis.

        Assuming an August 1, 2002 closing date, we expect that Official Payments will have approximately $45 million in cash and short-term investments. Excluding the impact of certain transition and integration costs associated with the acquisition which we have estimated to be approximately $800,000, and excluding the amortization of acquired intangibles, we expect Official Payments will generate a pro forma net loss of approximately $0.01 per diluted share for the quarter ending September 30, 2002. For the quarter ending September 30, 2002, we expect Official Payments to contribute an additional $3 million in revenue for Tier.

        As a result of this acquisition, we now expect that revenue for Tier's fourth fiscal quarter will be between $32 and $33 million and that pro forma earnings per share from continuing operations, excluding the amortization of acquired intangibles and the transition and integration costs referred to above, will be between $0.22 and $0.23 per diluted share for the fourth fiscal quarter.

        And for our fiscal year ending September 30, 2003, factoring in the effect of the acquisition, we now expect revenues to be in the range of $165 to $170 million, and pro forma diluted earnings per share from continuing operations to increase to approximately $1.05 per diluted share," he said.

        The tender offer described in this announcement for the outstanding shares of Official Payments has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through the Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and merger (described above), because they will contain important information:

  •
  Tier's Tender Offer Statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery

  •
  Official Payments' Solicitation/Recommendation Statement on Schedule 14D-9.

        These documents and amendments to these documents will be filed with the Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained for free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents, when available, from the Information Agent for the offer, to be announced.

        Tier's management will host a conference call on Friday, May 31, 2002, at 9:00 a.m. (Eastern), to discuss the agreement.

        To access the conference call, please call 706-643-3803. The conference call will also be broadcast live via the Internet at www.tier.com. Please go to the website at least 15 minutes prior to the call to register, download and install any necessary audio software. For those who cannot access the live broadcast, a replay will be available on the website at www.tier.com or by calling 706-645-9291 and entering "4382911" from two hours after the end of the call until 11:59 p.m. (Eastern), June 7, 2002.

ABOUT TIER

        Tier is a vertically-focused consulting firm that provides business and information technology consulting, systems design and integration, transaction processing, business process outsourcing and business process reengineering for its clients primarily in the state and local government, healthcare, insurance and utilities markets. Tier brings specific industry knowledge, proven delivery capability and proprietary applications to its client relationships. The combination of domain expertise and technical capability allow Tier to provide solutions that link increased operating efficiencies with systems and technology improvements. Tier serves Fortune 1000 companies and government entities.

ABOUT OFFICAL PAYMENTS CORPORATION

        Founded in 1996, Official Payments Corporation (Nasdaq: OPAY) has agreements to collect and process credit card payments with the IRS, 21 state governments (AL, AR, CA, CT, IL, IN, IA, KS, MD, MN, MS, NJ, NY, OH, OK, PA, RI, VA, WA, WI, and WV), the District of Columbia, and more than 1,200 counties and municipalities. The company's principal business is enabling consumers to pay their government taxes, fees, fines, and utility bills by credit card, via Internet and telephone. In 2001, Official Payments collected and processed more than one million transactions totaling $1.2 billion in federal, state and local government payments.

Tier Technologies Safe Harbor Statement

        Certain statements in this press release, including statements under the heading "Outlook" and other statements using the terms "expected," "will," "plans" and other words of similar meaning, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, statements regarding the proposed acquisition of Official Payments, services to be provided and their anticipated results, statements regarding the development of and demand for our services and other statements regarding matters that are not historical facts. Such forward-looking statements involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied thereby. Factors that could affect actual results include risks associated with the failure to obtain contracts and contract renewals; the termination of projects or contracts by clients, which in general can be terminated on short notice without cause; Official Payments' dependence on a small number of clients for a large portion of its revenue, including one government client that accounted for more than 60% of its 2001 revenues; failure to meet, or meet on a timely basis, closing conditions necessary to complete the proposed acquisition and merger; failure to achieve anticipated gross margin levels with respect to acquisitions and individual contracts; failure to realize anticipated cost savings and operational efficiencies from restructuring and integrating Official Payments' operations and staffing; revisions to mandated statutes including changes to the timing of required compliance; adverse economic conditions in the vertical and geographic markets that the Company serves; unanticipated claims as a result of project performance; variations in the timing, initiation or completion of client assignments; unanticipated costs incurred in fixed-price projects and warranty periods; the Company's ability to recruit, train and retain consultants and key personnel, including Official Payments personnel; the Company's ability to effectively manage growth and acquisitions; risks associated with rapid technological advances and other risk factors listed from time to time in the Company's filings and reports with the Securities and Exchange Commission, including the Company's most recent Annual Report on Form 10-K for the year ended September 30, 2001 and its most recent Quarterly Report on Form 10-Q. The forward-looking statements contained in this press release are made as of the date hereof, and the Company does not assume any obligation to update these statements or the reasons why actual results could differ materially from those projected in these statements.

Official Payments Safe Harbor Statement

        Statements in this release are current only as of the time the release is issued and may be deemed to contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon the current economic environment and current expectations that involve risks and uncertainties, including, but not limited to statements regarding the company's competitive position, expected operating and financial performance, business model and expected growth of electronic payments to government entities. All forward-looking statements included in this report are based upon information available to the company as of the date hereof. You are cautioned that these statements are not guarantees of future performance. The company's actual results and the timing of certain events may differ significantly than those anticipated in, or caused by, any forward-looking statements as a result of certain risks and uncertainties, including without limitation, consumer utilization of the company's services, general economic and business conditions, major systems failure, constraints in capacity, rapid technological changes, ability to retain existing government contracts and enter into new government contracts, competitive nature of the market in which the company competes, pricing pressures, changes in laws and regulations (including changes in the ability or predisposition of government entities to accept direct payments by credit card) and the continued development of the company's products. A more complete description of these and other risks and uncertainties associated with, and potential factors that could affect, the company's business can be found in the company's filings with the United States Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2001. The company does not undertake any obligation to update publicly any forward-looking statement in this release, or any statement which was accurate at the time the release was issued, whether as a result of new information, future events or otherwise. Official Payments undertakes no responsibilities for forward-looking statements made by Tier in this release.

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        NOTE: The Tier logo and "Tier...Expect A Lot" are service marks of Tier Technologies, Inc. Official Payments Corp. and the Official Payments Corp. logo are service marks of Official Payments Corporation.

TIER TECHNOLOGIES, INC. CONFERENCE CALL SCRIPT MAY 31, 2002
Corey Cutler:
Thank you, and good morning everyone. On the call this morning from Tier management are Jim Bildner, Chairman and Chief Executive Officer, Lori Depole, Chief Financial Officer, and Jim Weaver, President.

As a reminder, during this call some of the comments made by management and their responses to your questions contain forward-looking statements. Such statements, including statements concerning future financial performance, the expected acquisition of Official Payments Corporation, the integration and operation of Official Payments Corporation, project backlog, pipeline and expected client demand, market conditions, involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Information about potential factors that could affect the company's business and financial results are listed from time to time in the company's filings and reports with the SEC. Any forward-looking statements made during this call are made as of today and the Company does not assume any obligation to update these statements.

The tender offer described in this announcement for the outstanding shares of Official Payments Corporation has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through the Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read Tier's Tender Offer Statement on Schedule TO and Official Payments' Solicitation/Recommendation Statement on Schedule 14D-9, when they become available because they will contain important information. These documents and amendments to these documents will be filed with the Securities and Exchange Commission when the tender offer commences. After these and other documents are filed with the SEC, they may be obtained for free at the SEC's web site at www.sec.gov or from the Information Agent for the Offer.
I'd now like to turn the call over to Jim. Please go ahead.
Jim Bildner:
Thank you, Corey, and good morning. As Corey noted, this morning Tier issued a press release announcing the signing of an agreement to acquire Official Payments Corporation. We're very pleased to make this announcement, and I wanted to discuss the strategy and the implications of this purchase with you.
First, let me review our strategic acquisition criteria so you can put this acquisition in context. We have five primary strategic criteria that we use when we contemplate an acquisition.
They are:
	1.	Is the company's primary focus synergistic with one or more of our core vertical markets?
	2.	Does the company have a dominant or leading market position in its primary offerings?

3.
Are the services that the company provides driven by either an explicit mandate or is it driven by changes in client or consumer behaviors that will drive the company's service offerings on a long-term basis?
4.	Does the company have a proprietary technology or domain expertise which give it a unique advantage in providing these services? and lastly,
5.	Does the company have a strong operational and business development team that can deliver?
I'm pleased to say that Official Payments Corporation satisfies in every way each of these important criteria.

Let me give you some background on this company. Official Payments Corporation, which is listed on NASDAQ, under the symbol "OPAY", is a leading provider of electronic payment options to federal, state and local government entities.

Their client base includes over 1,200 government clients at the federal, state, and local level. Their clients include the top three tax collecting bodies in the United States -the IRS, California and New York.

For the IRS, Official Payments has processed credit card payments for personal income taxes since 1999, and has been awarded a new contract by the IRS that was announced this month. The IRS contract to collect and process individual income tax payments by credit card contemplates a five-year period: an initial one-year term, with four one-year renewal options through 2007. The contract authorizes Official Payments to provide a service enabling taxpayers to make a variety of personal income tax payments with their Visa, American Express, MasterCard and Discover credit cards. In calendar 2001, the Internet and telephone payment services operated by Official Payments successfully processed more than 225,000 federal tax payments. Based on data collected by the IRS and Official Payments, Official Payments is by far the dominant market leader, having processed 87% of the credit card payments made to the IRS in calendar 2001.

Official Payments announced in April of 2002 that it had received authorization from Visa USA, Inc. to accept Visa cards for payment of federal and state income taxes. For the 2002 tax season, Official Payments was the only company authorized to accept Visa cards for federal and state tax payments.

At the state government level, Official Payments collects personal income, sales and use and other taxes and fees for 21 states and the District of Columbia. These 21 states are responsible for 61% of all state taxes collected in the United States.
At the local government level, the company collects property taxes, moving violations and parking citations, utility bills and other taxes and fees for 1,200 counties and cities in all 50 states.

In the aggregate, Official Payments processed more than one million transactions in the 2001 calendar year totaling approximately $1.2 billion in gross payments. And today, about 44% of these transactions take place over the Internet with the balance being completed by phone and IVR.

All of this is very impressive, but there are important Federal and state drivers as well. The IRS Restructuring and Reform Act of 1998 has stated a goal that by 2004, at least 40% of all IRS filing and payments should be conducted electronically and that by 2007, this number should be at least 80%. States are following this lead with e-commerce payment and filing mandates in Florida, Illinois, Minnesota and Texas, to name just a few.
We expect this regulatory trend to continue.

And consumers are also driving Official Payments' business as well as they look for convenience and ease of payment more now than at any other time.
As a leading provider of these services, we believe that Official Payments is well positioned to take advantage of both of these trends.

Equally important, we see enormous opportunities to expand into new markets including widening our reach into property tax, sales and use taxes, utility payments and other large volume, transaction-oriented payment streams such as day care, tuition payments and transportation payments.
Now I'd like to turn to the synergies between Official Payments and Tier.

Most of you are familiar with our state and local government practice, which we have recently strengthened through the addition of KPMG Consulting's Government Solutions Center. We are well known in this market and have a track record of achievement not only in our transaction processing businesses, but also in our ability to leverage our relationships into long-term, consultative business opportunities. I believe we will see many opportunities to provide consulting services to Official Payments' existing client base, bringing to bear Tier's expertise in state and local government—and most particularly, our deep strength in systems design and development and the government financial services and payment processing arenas.

One of the distinguishing features of Tier's business model is the long-term, continuous revenue streams we have in place because of the nature of our government contracts. The acquisition of Official Payments allows us to expand our client base as well as our capabilities, adding new revenue streams from fees, fines, state and local taxes and many others.

The market for these services is strong—consumers are eager—and in many cases, demanding to have—multiple payment options available to them. In providing an alternative, innovative option for electronic payment of taxes and fees, government agencies and entities are making tax payments less burdensome to their constituents while offering them the advantage of utilizing tax payment dollars to qualify for various credit card award program benefits. Official Payments is currently the only company to offer consumers the ability to make integrated federal, state and local tax payments. The company's services enable consumers to pay their government taxes, fees, fines and utility bills by credit card, via the Internet and by telephone. These systems represent a concrete cost savings to governments and have the added benefit of greater efficiencies in actual fund collection.

Tier can leverage Official Payments' outstanding technology platform and in-depth knowledge of electronic payment options across many of Tier's vertical markets. We expect to retain the Official Payments brand, as well as its existing sales, marketing, engineering and customer service operations and state-of-the-art data center.

The all-cash transaction is structured as a $3.00 per share cash tender offer and is expected to commence within the next two weeks. We anticipate a purchase price of approximately $74.5 million, excluding acquisition-related costs. Assuming an August 1, 2002 closing date, we expect that Official Payments will have approximately $45 million in cash and short-term investments.

A wholly-owned subsidiary of Tier will commence a cash tender offer to acquire all the outstanding shares of Official Payments common stock. It is expected that all shares not purchased in the tender offer will be converted into the right to receive $3.00 per share in a second-step merger following the tender offer. The transaction, which has been approved by both our companies' board of directors, is contingent on the tender of at least a majority of the Official Payments shares on a fully diluted basis, excluding options not exercisable at the time the tender offer is consummated, and certain other regulatory and closing conditions. As part of the agreement, Tier has support letters from shareholders representing approximately 63% of the current outstanding stock of Official Payments.
I'd now like to spend a few moments discussing Official Payments' business model.

Because of the seasonal nature of income tax filings, we expect Official Payments' business, in the near-term, to continue to be seasonal in nature, with a majority of revenue and earnings occurring in our third fiscal quarter. Over the long-term, we expect to flatten out the seasonal nature of the current business model as we expand their less seasonal revenue streams such as property tax and business filings, to name just two. As we scale Official Payments business and realize the synergies and savings from operating only one public company in FY2003 and FY2004, we expect to see significant improvement in EBITDA margins with EBITDA margins of approximately 4-5% on a 2003 fiscal year basis to a target range of 14-15% on a fiscal year basis in the 2004 fiscal year and beyond.

Perhaps most importantly from a near-term financial perspective, excluding the amortization of acquired intangibles and certain transition and integration costs, we expect the acquisition of Official Payments to be accretive for the first twelve months following the close of the acquisition on a pro forma diluted earnings per share basis.

Excluding the impact of certain quarterly transition and integration costs associated with the acquisition which we have estimated to be approximately $800,000, and excluding the amortization of acquired intangibles, we expect Official Payments will generate a pro forma net loss of approximately $0.01 per diluted share for the quarter ending September 30, 2002. For the quarter ending September 30, 2002, we expect Official Payments to contribute an additional $3 million in revenue for Tier.

As a result of this acquisition, we now expect that revenue for Tier's fourth fiscal quarter will be between $32 and $33 million and that pro forma earnings per share from continuing operations, excluding the amortization of acquired intangibles and the transition and integration costs referred to above, will be between $0.22 and $0.23 per diluted share for the fourth fiscal quarter.

And for our fiscal year ending September 30, 2003, factoring in the effect of the acquisition, we now expect revenues to increase and be in the range of $165 to $170 million, and pro forma diluted earnings per share from continuing operations to increase to approximately $1.05 per diluted share.

The bottom line is that we believe that the acquisition of Official Payments adds to our business 1,200 government clients, a talented-employee base, a new major contract with the IRS and a proven, proprietary state-of-the-art data center.
I am very proud to welcome Official Payments to the Tier family, and would be happy to answer any questions you might have.
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